06039794

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC RECEIVED PROCESSING 2006 WASH, D.C. SECTION

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

PROCESSED
JUN 2 3 2006
THOMSON
FINANCIAL

(Name and Address of Principal Executive Offices of Employer-Issuer)

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2005 AND 2004

**JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2005 and 2004**

Contents	**Page**

*Note: Other schedules required by Section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

COLEMAN & WILLIAMS, LTD.
A Professional Services Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees as of December 31, 2005 and 2004, and the changes in net assets for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 15, 2006

316 North Milwaukee Street, Suite 350
Milwaukee, Wisconsin 53202
Telephone 414.278.0170
Facsimile 414.278.1169

JOHNSON CONTROL IFM RETIREMENT SAVINGS PLAN/ COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005	December 31, 2004
ASSETS		
Investments		
Investment in Master Trust	$ 114,036,621	$ 85,542,235
Participant loans	4,238,580	2,545,642
	118,275,201	88,087,877
Receivables		
Employer contributions	68,818	82,943
Participant contributions	173,530	156,912
	242,348	239,855
Net assets available for benefits	$ 118,517,549	$ 88,327,732

See notes to financial statements.

JOHNSON CONTROL IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2005
ADDITIONS	
Additions to net assets attributed to:	
Investment income	
Net appreciation in fair value of investments	$ 4,412,668
Other investment income	4,157,791
	8,570,459
Contributions	
Participants	22,228,506
Employer	4,116,453
	26,344,959
Total additions	34,915,418
DEDUCTIONS	
Deductions from net assets attributed to:	
Distributions and withdrawals	9,666,823
Administrative expenses	31,667
Total deductions	9,698,490
Transfers from other plans, net	4,972,889
Net increase	30,189,817
Net assets available for benefits, beginning of year	88,327,732
Net assets available for benefits, end of year	$ 118,517,549

See notes to financial statements.

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/ COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2005 and 2004

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees (the "Plan") provides only general information. Participants should refer to the Plan document, provided to all participants, for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective January 1, 2000 for participation by eligible employees of Integrated Facilities Management, a division of Johnson Controls, Inc. (the "Company" or "employer"). The Plan provides retirement savings benefits to participants within five benefit schedules based on their respective eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants' may elect to contribute an amount up to twenty-five percent (25%) of their gross annual compensation and ten percent (10%) of their after-tax annual compensation as contributions to the Plan. The employer makes contributions to the Plan on behalf of the participants as determined by their benefit schedule. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participants' contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings thereon. Employer contributions vest in accordance with vesting requirements specified within each benefit schedule. If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company and its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

Plan assets of $24,301,082 and $18,155,037 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2005 and 2004, respectively, but who have not yet received distributions as of that date.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the plan document. Only two loans may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

SAVINGS AND INVESTMENT MASTER TRUST

All of the investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity Management Trust Company. All investments of the Master Trust, except the investments in the Johnson Controls Common Stock Fund, U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investments in the Johnson Controls Common Stock Fund and U.S. Equity Index Commingled Pool reflects a unit value computed daily based on the share price, dividend information and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

At December 31, 2005 and 2004, the Plan held 189,618 and 161,500 units, respectively, of the JCI Common Stock Fund at a unit value of $152.38 and $133.12, respectively, and as of the same date, 367,180 and 245,127 units, respectively, of the U.S. Equity Index Commingled Pool at a unit value of $39.24 and $37.42, respectively.

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2005 and 2004 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2005 for the Master Trust are presented in Note 8.

The Plan holds an interest of approximately 5% and 4% of the Master Trust's assets at December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, participant forfeitures of non-vested employer contributions of $16,298 and $21,859, respectively, related to the Plan, were in the Master Trust.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2005	December 31, 2004
Investments at fair value as determined by quoted market price:		
Fidelity Puritan, 498,348 and 368,437 shares, respectively	$ 9,334,056	$ 6,981,887
Fidelity Magellan, 136,352 shares		14,152,025
Fidelity Growth and Income, 382,524 and 195,920 shares, respectively	13,158,839	7,486,127
Fidelity Retirement Government Money Market, 8,871,423 and 7,095,002 shares, respectively	8,871,423	7,095,002
Vanguard Primecap Fund, 107,500 shares	7,020,796	
Investments at estimated fair value:		
Fidelity U.S. Equity Index Commingled Pool, 367,180 and 245,127 units, respectively	14,408,138	9,172,656
Johnson Controls Common Stock Fund, 189,618 and 161,500 units, respectively	28,894,010	21,498,902
Investments at contract value:		
Fidelity Fixed Income Fund, 7,784,625 and 5,771,244 units, respectively	7,784,625	5,771,244

NOTE 3 – INVESTMENTS (continued)

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments at fair value as determined by quoted market price:		
Mutual Funds	$	(97,781)
Investments at estimated fair value:		
Common Stock Fund		3,841,565
Commingled Pool		668,884
		4,510,449
Net increase in fair value	$	4,412,668

NOTE 4 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving Johnson Controls Common Stock Fund, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 7– RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2005 and 2004 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2005 for the Master Trust are presented on pages 10 and 11:

JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST
STATEMENTS OF FINANCIAL POSITION

	December 31,	
Assets	2005	2004
Investments at fair value as determined by quoted market price:		
Mutual Funds	$ 811,463,260	$ 721,096,654
Investments at estimated fair value:		
Common Stock Fund	971,305,041	946,729,984
Commingled Pool	239,206,060	202,982,080
	1,210,511,101	1,149,712,064
Investments at contract value:		
Investment Contracts	292,337,073	262,088,610
Participant Loans	70,509,453	65,304,782
	362,846,526	327,393,392
Total Assets	$ 2,384,820,887	$ 2,198,202,110

JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST
STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2005
Additions	
Additions to net assets attributed to:	
Investment Income	
Mutual Funds	$ 10,052,655
Common Stock Fund	121,062,386
Commingled Pool	11,238,712
	142,353,753
Contributions	
Participants	130,265,345
Employer	34,472,418
	164,737,763
Interest and dividend income	71,519,062
Total additions	378,610,578
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	197,127,145
Administrative fees	510,654
Total deductions	197,637,799
Net increase prior to transfers from other plans	180,972,779
Transfers from other plans, net	5,645,998
Net increase	186,618,777
Net assets available for benefits:	
Beginning of the year	2,198,202,110
End of the year	$ 2,384,820,887

SUPPLEMENTAL SCHEDULE

**JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #025, EIN: 59-1575859
DECEMBER 31, 2005**

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Puritan Fund	498,348 shares	$ 9,334,056
Growth & Income Portfolio	382,524 shares	13,158,839
Overseas Fund	99,505 shares	4,140,423
Low-Priced Stock Fund	48,947 shares	1,998,984
Retirement Government Money Market	8,871,423 shares	8,871,423
Short-Intermediate Government Fund	167,814 shares	1,595,908
Freedom Income	996 shares	11,329
Freedom 2000	6,315 shares	77,111
Freedom 2005	60,376 shares	671,385
Freedom 2010	66,241 shares	930,691
Freedom 2015	130,693 shares	1,509,502
Freedom 2020	115,362 shares	1,696,971
Freedom 2025	146,046 shares	1,746,707
Freedom 2030	55,258 shares	829,981
Freedom 2035	56,631 shares	692,593
Freedom 2040	26,805 shares	236,687
Fixed Income	7,784,625 units	7,784,625
U.S. Equity Index Commingled Pool	367,180 units	14,408,138
AIM Small Cap Growth Fund	33,143 shares	930,655
Artisan Mid Cap Growth Fund	63,525 shares	1,964,180
Vanguard Primecap Fund	107,500 shares	7,020,796
JP Morgan Mid Cap Value Fund	173,744 shares	4,096,879
Wells Fargo Small Company Value	95,778 shares	1,434,748
*Johnson Controls Common Stock Fund	189,618 units	28,894,010
Investments		114,036,621
*Participant Loans (1)		4,238,580
Total investments		$ 118,275,201

(1) There were 734 outstanding loans to participants at December 31, 2005, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 4.00% and 9.50%.

* Indicates party-in-interest.

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/ COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/

COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES

By:

R. Bruce McDonald
Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 15, 2006

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/ COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

The Plan Administrator of the
Johnson Controls IFM Retirement
Savings Plan/Commercial North
America Account Level Employees:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 15, 2006, relating to the statements of net assets available for benefits of Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees, as of December 31, 2005 and 2004, the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 15, 2006